

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Ms. Joy Lambert Phillips
General Counsel
Hancock Holding Company
One Hancock Plaza, 2510 14th Street
Gulfport, Mississippi 39501

Re: Hancock Holding Company
        Registration Statement on Form S-4
        Filed January 26, 2011
        File No. 333-171882
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Filed February 17, 2010
        Definitive Proxy Statement on Schedule 14A
        Filed February 17, 2010
        Form 10-Q for the Quarter Ended September 30, 2010
        Filed November 4, 2010
        File No. 000-13089
    Whitney Holding Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Filed March 1, 2010
        Definitive Proxy Statement on Schedule 14A
        Filed April 14, 2010
        Form 10-Q for the Quarter Ended September 30, 2010
        Filed November 9, 2010
        File No. 000-01026

Dear Ms. Phillips:

       We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Please note that both Hancock and Whitney will be required to include the 2010 compensation information required by Item 402 of Regulation S-K to the extent that this information is not included in your 2010 Form 10-Ks and incorporated by reference into your next amendment.

2.   Please supplementally provide the staff with the Board books used by each respective Board in its analysis of the merger.

Cover Page

3.   Please tell us the basis for the statement that the "proposed merger will create the premier Gulf South financial institution."

References to Additional Information

4.   Delete the words "other than certain exhibits to those documents" in the second sentence of the first paragraph. Refer to Item 2(2) of Form S-4. Make corresponding changes to page 102.

Summary, page 1

5.   Revise the disclosure regarding the Morgan Stanley opinion, for both Hancock and Whitney, on page 3 to disclose that Morgan has consented to use of the opinion in the document.

Recent Developments, page 8

6.   Revise to include a recent developments section for Whitney. Discuss any updates to Whitney's regulatory actions.

Unaudited Selected Pro Forma Condensed Combined Financial Information, page 11

7.   We note mention of your planned issuance of common equity for net proceeds of $220 million prior to the closing of the merger which is included in your pro forma financial statement disclosures beginning on page 26. Please address the following:

- Tell us how you determined the occurrence of this transaction is factually supportable and amend your filing to provide more specifics surrounding this planned issuance including when you intend to complete this issuance.
- Please revise the relevant sections of your filing to disclose the importance of and reasons for this common equity issuance. Specifically, it appears that, absent the issuance of this common equity, Whitney could possibly have the majority of the shares outstanding post-acquisition (based upon outstanding shares as of October 31, 2010 and the 0.418 conversion rate) which could require you to account for this transaction as a reverse merger.
- Tell us how you considered this transaction and other factors in paragraphs 55-11 to 55-15 of ASC 810-50 in reaching your conclusion that Hancock was the accounting acquirer in this acquisition.

Comparative Per Share Data, page 12

8.   Please tell us and amend your filing to revise your footnote to the "Per Equivalent Whitney Share" column to explain the usefulness of this measure.

9.   Revise to add the market value data as required by Item 3(g) of Form S-4.

Risk Factors, page 13

10.   Some of your risk factors make statements regarding your ability to provide assurances that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances.

11.   Update the risk factor relating to "Pending litigation" as of the most recent practicable date.

Information About the Companies

Whitney Holding Corporation, page 25

12.   Please tell us why you have not referenced the branch maintained by Whitney on Grand
        Cayman that is disclosed on page 1 of Whitney's Form 10-K for the year ended
        December 31, 2009.

Notes to Pro Forma Condensed Financial Statements, page 26

Note 4 – Pro Forma Adjustments, page 31

13.   You disclose in Note 4(C) that you applied a six percent adjustment to the fair value of
        loan portfolio to be acquired, which you disclose is primarily related to credit
        deterioration in the acquired loan portfolio and excludes $280 million in loans transferred
        to held for sale. Based upon the significance of this adjustment to your pro forma balance
        sheet as of September 30, 2010, please tell us and amend your filing to provide more
        insight into how this percentage was determined in addition to how the fair value
        adjustment to incorporate current interest rates and spreads is not estimated to be
        significant.

The Merger

Background of the Merger, page 34

14.   In general, this section is too vague and does not provide sufficient detail regarding the
        background of the merger. Please revisit this section in its entirety and provide specific
        information where applicable. In particular, please revise to describe the following:

        •   the commitments that Whitney has made to its regulators to improve asset quality and
            earnings and reduce the level of criticized and problem loans;
        •   the concerns regarding the conduct of the two former Whitney employees that had
            recently been hired by Company A and how this matter was satisfactorily resolved;
        •   the basis for the determination on September 22, 2010 that it was not the appropriate
            time for Whitney to enter into a business combination with Company A or any other
            institution and why this determination changed over the following weeks;
        •   J.P. Morgan's view about the timing of the process described on page 37;
        •   why Whitney's board of directors decided to provide Hancock a draft merger
            agreement on December 18, 2010;
        •   the major differences between the proposals from Company A and Hancock that were
            identified on December 20, 2010; and

- the specific reasons why Whitney ultimately chose Hancock's proposal, despite the fact that Company A's proposal had a higher indicative value.

<u>Whitney's Reasons for the Merger…, page 40</u>

15.   Please tell us whether the Whitney board of directors considered as a negative factor the fact that the indicative value of Hancock's proposal was lower than Company A's and the risk of litigation arising in reaction to the announcement of the merger.

<u>Interests of Certain Whitney Directors and Executive Officers in the Merger</u>

<u>Change in Control Agreements, page 63</u>

16.   Fill in the table on page 64 in your next amendment.

<u>Litigation Relating to the Merger, page 65</u>

17.   Provide an update to the status of the litigation relating to the merger.

<u>Legal Matters, page 98</u>

18.   Revise to disclose the addresses of counsel as required by Paragraph 23 of Schedule A to the Securities Act.

<u>Exhibits</u>

19.   Please file any outstanding exhibits in your next amendment.

<u>Hancock Holding Company</u>

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

20.   We note that you have incorporated by reference portions of your Annual Report to Stockholders for the year ended December 31, 2009. In future filings, file this as an exhibit to your Form 10-K.

21.   Please tell us where you have included the information required by Items 404 and 406 of Regulation S-K.

Item 1A. Risk Factors, page 12

22.   Revise the preamble to state that you have included all material risks.

Insurance, page 14

23.   In future filings, revise this subcaption to adequately describe the risk. Refer to Item
        503(c) of Regulation S-K.

Item 3. Legal Proceedings, page 20

24.   In future filings, revise your disclosure to comply with Item 103 of Regulation S-K.
        Specifically, please describe all material pending legal proceedings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Risk Management, page 42

25.   We note your disclosed concerns related to the decrease in real estate values locally and
        nationally coupled with your disclosure that you have seen evidence that the appraisal
        community has been challenged to arrive at reliable values. Given your increased
        impaired and non-performing loan balances and your disclosure on page 43 that all
        commercial, commercial real estate, and substandard mortgage loans with outstanding
        balances in excess of $100 thousand are reviewed individually for impairment, please tell
        us and revise your future filings beginning with your 2010 Form 10-K to address the
        following with respect to your use of appraisals for determining the fair value of
        collateral dependent impaired loans:

        •   How and when third party appraisals are obtained and how this impacts the amount
            and timing of recording the loan loss provision and charge-offs;
        •   Whether you make any adjustments to the appraisals and why;
        •   Type of appraisal, such as "retail value" or "as is" value;
        •   How partially charged-off loans measured for impairment based upon the collateral
            value are classified and accounted for subsequent to receiving an updated appraisal.
            For example, consider disclosing whether the loans are returned to performing status
            or whether they remain nonperforming;
        •   Typical timing surrounding the recognition of a loan as non-accrual and recording of
            any provision or charge-off;
        •   Procedures performed between receipt of updated appraisals to ensure impairment of
            loans measured for impairment based on collateral value are measured appropriately;
        •   How you determine the amount of the charge-off; and

- In the event external appraisals are not used to determine the value of the underlying collateral or where the appraisal process has not been updated, consider disclosing your procedures for estimating the value of the collateral for those loans.

Item 8. Financial Statements and Supplementary Data, page 55

Notes to Consolidated Financial Statements, page 64

Note 2. Acquisition of Peoples First Community Bank, page 74

26.	We note your disclosures regarding the FDIC-assisted transaction of Peoples First Community Bank (Peoples First) entered into on December 18, 2009. Please address the following:

- Reconcile the $33.6 million bargain purchase gain on acquisition in your statement of income to your disclosure on page 75 totaling $20.7 million and further explain why these amounts would be presented differently within your financial statements and footnotes.
- Tell us in further detail how you determined a fair value adjustment of $12.9 million on related to $2.4 million of other liabilities acquired taken into consideration your disclosure of differences in interest rates.

27.	Please revise your future filings beginning with your 2010 Form 10-K to separately disclose your Industry Guide 3 disclosures distinguishing between your legacy loan portfolio (non-covered loans) and the loan portfolio obtained as a result of your FDIC-assisted transaction with Peoples First Community Bank (covered loans).

Note 4. Loans, page 80

28.	Please reconcile the disclosure on the bottom of page 80 that impaired loans at December 31, 2009 were $242.9 million with the $133.6 million presented in the table on page 81.

Hancock Holding Company

Definitive Proxy Statement on Schedule 14A

Conclusion, page 19

29.	In future filings, include this information under the heading "Compensation Committee Report", as required by Item 407(e)(5) of Regulation S-K.

Board Committees and Meetings

Compensation Committee, page 31

30.   In future filings, include this information under the heading "Compensation Committee
        Interlocks and Insider Participation", as required by Item 407(e)(4) of Regulation S-K.

Whitney Holding Corporation

Form 10-Q for the Quarter Ended September 30, 2010

Credit Risk Management and Allowance and Reserve for Credit Losses, page 35

31.   We note disclosure on page 36 of the engagement of third-party consultants to review
        various credit administration and credit review processes and the identified revisions to
        loan ratings that contributed to a higher percentage of classified loans as of September
        30, 2010. Please tell us and revise future filings beginning with your 2010 Form 10-K to
        more fully disclose the results of this review. Specifically, please tell us the resulting
        increase in classified loans, changes within classified loans, loan portfolio and geographic
        concentrations significantly impacted, increases/decreases to the provision for credit
        losses, along with any other information deemed necessary for a complete understanding.

Credit Quality Statistics and Components of Credit Loss Allowance and Reserve, page 37

32.   We note disclosure included in Table 8 on page 39 that you have no restructured loans
        accruing for all periods presented. Please tell us whether you have any restructured loans
        considered non-accrual or impaired as of December 31, 2010 or any period included in
        this table. If so, please tell us and revise your future filings beginning with your 2010
        Form 10-K to include the following:

        • Discuss how you identify loans to be restructured;
        • Quantify the amount of restructured loans (by loan type), and aggregate the amounts
          in accrual and non-accrual status;
        • Quantify the types of concessions you have made (e.g. reduction of interest rate,
          payment extensions, forgiveness of principal, forbearance or other actions) and
          discuss your success with the different types of concessions (qualitatively and
          quantitatively);
        • Disclose your policy regarding how many payments the borrower needs to make on
          the restructured loans before you would return the loan to accrual status; and
        • Discuss how restructured loans impact the timing of the recording of the provisions
          for impairment. For example, discuss whether the largest effect of the loan

modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology prior to the modification.

33.   As a related matter, please also tell us whether you have made modifications to loans within your loan portfolio that are not considered to be or accounted for as restructured loans. If so, please tell us and revise your future filings beginning with your 2010 Form 10-K to disclose the following:

- An analysis supporting your conclusion that these modifications should not be classified as trouble debt restructurings;
- How the loans are classified (performing vs. nonperforming) and whether they continue to accrue interest;
- Impact of modifications on past due statistics;
- To the extent the modification is a "short-term" modification, the success rates of these types of modifications and whether these modifications often result in more permanent or longer-term modifications being made in the future;
- Whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If included within the SFAS 5 analysis, whether a materially different amount would have resulted if included in the SFAS 114 analysis.

34.   Due to the continued deterioration within your loan portfolio during 2010 and absent detailed disclosure in your allowance for loan losses accounting policy on page 67 of your Form 10-K for the period ended December 31, 2009, please tell us and revise your future filings beginning with your 2010 Form 10-K to disclose how you determine the fair value of your collateral-dependent impaired loans. To the extent that you rely upon independent third party appraisals, please address the following:

- How and when third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;
- Whether you make any adjustments to the appraisals and why;
- Type of appraisal, such as "retail value" or "as is" value;
- How partially charged-off loans measured for impairment based upon the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, consider disclosing whether the loans are returned to performing status or whether they remain nonperforming;
- Typical timing surrounding the recognition of a loan as non-accrual and recording of any provision or charge-off;
- Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;
- How you determine the amount of the charge-off; and

- In the event external appraisals are not used to determine the value of the underlying collateral or where the appraisal process has not been updated, consider disclosing your procedures for estimating the value of the collateral for those loans.

35.   We note disclosure of your allowance for loan losses to nonperforming loans (coverage ratio) included within Table 8 on page 39. Based upon your significant levels of nonperforming and impaired loan balances as of September 30, 2010 and related charge-offs, please consider revising your future filings beginning with your 2010 Form 10-K to provide the following disclosures to allow for a better understanding of your coverage ratio:

- Nonperforming loans for which the full loss has been charged-off to total loans;
- Nonperforming loans for which the full loss has been charged-off to total nonperforming loans;
- Charge-off rate for nonperforming loans for which the full loss has been charged-off; and
- Coverage ratio net of nonperforming loans for which the full loss has been charged-off.

Please also provide us with these disclosures as of December 31, 2010 and September 30, 2010.

Item 1A. Risk Factors, page 57

36.   We note your risk factor on page 58 that your primary regulator last year required you to make several improvements to the oversight of your lending operations and to assess the adequacy of your allowance for loan and lease losses and improve related policies and procedures. We also note your disclosure that you continue to work diligently to ensure full compliance with the requirements. Please tell us in detail and revise your future filings to disclose the changes you have made or intend to make to comply with these requirements along with a discussion of any changes to your allowance for loan loss methodology and its resulting impact to your allowance for loan losses or related provision for credit losses during any subsequent period. Please also tell us how you considered this information for purposes of your risk factor disclosures in the Form S-4 filed by Hancock Holding Company on January 26, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
        Nicholas G. Demmo
        Wachtell, Lipton, Rosen & Katz
        (212) 403-2381